Exhibit 99.1

Burning Rock Announces Proposed Registered Secondary Public Offering of American Depositary Shares

GUANGZHOU, China, December 2, 2020 – Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today announced that it filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”) relating to a public secondary offering by certain selling shareholders (the “Offering”) of 1,838,000 American Depositary Shares (“ADSs”), each representing one Class A ordinary share of the Company. The selling shareholders have granted the underwriters an option, exercisable within 30 days from the date of the final prospectus, to purchase up to 275,700 additional ADSs.

The Company will not receive any proceeds from the sale of the ADSs by the selling shareholders.

Morgan Stanley & Co. LLC, BofA Securities, Inc. and Cowen and Company, LLC are acting as joint bookrunners for the Offering.

The Company’s registration statement on Form F-1 relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the registration statement can be accessed on the website of the SEC at www.sec.gov.

The Offering will be made only by means of a prospectus forming part of the effective registration statement. A copy of the preliminary prospectus relating to the Offering may be obtained by contacting: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, New York, NY 10014, via telephone: 1-917-606-8487, or via email: prospectus@morganstanley.com; BofA Securities, Inc., Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, via email: dg.prospectus_requests@bofa.com; and Cowen and Company, LLC, Attention: Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, via telephone: 1-833-297-2926, or via email: PostSaleManualRequests@broadridge.com.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities of the Company described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, with the leading market share in China and over 185,000 tissue and liquid-based tests completed cumulatively, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact: pr@brbiotech.com

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